

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2011

Ms. Isabella D. Goren
Chief Financial Officer
AMR Corporation
4333 Amon Carter Blvd.
Fort Worth, Texas 76155

  **Re:**  **AMR Corporation**
      **Form 10-K for the Year Ended December 31, 2010**
      **Filed February 16, 2011**
      **Form 10-Q for the Quarterly Period Ended June 30, 2011**
      **Filed July 20, 2011**
      **File No. 001-08400**

      **American Airlines, Inc.**
      **Form 10-K for the Year Ended December 31, 2010**
      **Filed February 16, 2011**
      **File No. 001-02691**

Dear Ms. Goren:

  We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ David R. Humphrey

      David R. Humphrey
      Accounting Branch Chief